AIGO HOLDING LIMITED

4TH FLOOR, BUILDING NO. 26, JU YUAN ZHOU GARDEN

JINSHAN INDUSTRIAL ZONE, 618 JINSHAN AVENUE, JIANXIN TOWN

FUZHOU CITY, FUJIAN PROVINCE, CHINA 350028

August 1, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re:	Aigo Holding Limited
Amendment No. 8 to Draft Registration Statement on Form F-1
Submitted July 15, 2025 CIK No. 0002025255

Dear Mr. Friedman, Ms. Brillant, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 28, 2025 on the Company’s amended Draft Registration Statement on Form F-1 previously submitted on July 15, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Amendment No. 8 to Draft Registration Statement on Form F-1

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 63

In response to the Staff’s Comment, we revised our disclosure on page 63 to include a discussion of the underlying reasons for the increase to our accounts payable balance.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2.	Segment Reporting, page F-18

In response to the Staff’s Comment, we revised our disclosure on page F-18 to include our measure of segment profit or loss and explain how the chief operating decision maker uses this measure to assess segment performance and allocate resources.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP